Filed Pursuant to Rule 433

Registration No. 333-183729

September 9, 2013

Pricing term sheet dated September 9, 2013

to Preliminary Prospectus Supplement dated September 9, 2013

(the “Preliminary Prospectus Supplement”)

Whiting Petroleum Corporation

$1,900,000,000

$1,100,000,000 5.000% Senior Notes due 2019

$800,000,000 5.750% Senior Notes due 2021

The following information supplements the Preliminary Prospectus Supplement for the offering of 2019 Notes and 2021 Notes dated September 9, 2013, filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-183729.

Issuer:	Whiting Petroleum Corporation, a Delaware corporation (“WLL”)

Guarantor:	Whiting Oil and Gas Corporation, a Delaware corporation

Title of Securities:	5.000% Senior Notes due 2019 (the “2019 Notes”) 5.750% Senior Notes due 2021 (the “2021 Notes”)

Distribution:	SEC Registered

Principal Amount:	2019 Notes: $1,100,000,000 2021 Notes: $800,000,000

Public Offering Price:	2019 Notes: 100.000% 2021 Notes: 100.000% Total: $1,900,000,000

Underwriting Discounts and Commissions:	2019 Notes: 1.000% 2021 Notes: 1.000% Total: $19,000,000

Proceeds, Before Expenses, to Whiting Petroleum Corporation:	2019 Notes: 99.000% 2021 Notes: 99.000% Total: $1,881,000,000

Interest Rate:	2019 Notes: 5.000% 2021 Notes: 5.750%

Interest Payment Dates:	September 15 and March 15, commencing March 15, 2014

Date of Maturity:	2019 Notes: March 15, 2019 2021 Notes: March 15, 2021

Yield to Maturity:	2019 Notes: 5.000% 2021 Notes: 5.750%

Optional Redemption:	2019 Notes: Make-whole call @ Treasury + 50 bps prior to December 15, 2018, then 100% 2021 Notes: Make-whole call @ Treasury + 50 bps prior to December 15, 2020, then 100%

Change of Control:	2019 Notes: Put @ 101% of principal plus accrued interest 2021 Notes: Put @ 101% of principal plus accrued interest

CUSIP:	2019 Notes: 966387 AG7 2021 Notes: 966387 AH5

ISIN:	2019 Notes: US966387AG72 2021 Notes: US966387AH55

Trade Date:	September 9, 2013

Settlement Date:	September 12, 2013 (T + 3)

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:

BBVA Securities Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Capital One Securities, Inc.

CIBC World Markets Corp.

RBC Capital Markets, LLC

Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:

KeyBanc Capital Markets Inc.

RB International Markets (USA) LLC

Scotia Capital (USA) Inc.

Santander Investment Securities Inc.

Barclays Capital Inc.

BOSC, Inc.

Comerica Securities, Inc.

Fifth Third Securities, Inc.

Morgan Stanley & Co. LLC

Raymond James & Associates, Inc.

Additional Information

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Prospectus Supplement Summary—Ratio of Earnings to Fixed Charges

The table that appears in the Preliminary Prospectus Supplement under “Prospectus Supplement Summary—Ratio of Earnings to Fixed Charges” is amended to include the following information regarding our pro forma ratio of earnings to fixed charges for the six months ended June 30, 2013 and the year ended December 31, 2012 to give effect to this offering and the anticipated application of the estimated net proceeds of this offering as described in “Use of Proceeds.”

	Pro Forma for the Six Months Ended June 30, 2013	Pro Forma for the Year Ended December 31, 2012
Ratio of earnings to fixed charges (1)	6.45x	7.20x

(1)	For purposes of calculating the ratios above, earnings consist of income (loss) before income taxes and before income or loss from equity investees, plus fixed charges and amortization of capitalized interest and distributed income of equity investees, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

Capitalization

The table that appears in the Preliminary Prospectus Supplement under “Capitalization” is amended to reflect the following information regarding our capitalization as of June 30, 2013 on a pro forma basis to give effect to the sale of the Postle properties and as adjusted to give effect to the increased offering size and the anticipated application of the estimated net proceeds of this offering as described in “Use of Proceeds.”

Pro Forma for Postle Sale and as Adjusted
Cash and cash equivalents	$491,767
5.000% Senior Notes due 2019	$1,100,000
5.750% Senior Notes due 2021	$800,000

Total long-term debt	$2,250,000

Total capitalization	$6,027,378

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them from Wells Fargo Securities, LLC by calling (800) 326-5897, from J.P. Morgan Securities LLC by calling (866) 803-9204 or from BofA Merrill Lynch at 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department, or at dg.prospectus_requests@baml.com.

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